EXHIBIT 99.1

News for Immediate Release

Electrovaya’s High Voltage Battery System Passes Fire Propagation Testing

Electrovaya’s Infinity Technology has demonstrated effectiveness in preventing cell to cell propagation in two high voltage fire propagation tests. This showcases the technology’s ability to make lithium ion batteries safer and prevent thermal runaway in battery systems

Toronto, Ontario – July 11, 2024 – Electrovaya Inc. (“Electrovaya” or the “Company”) (Nasdaq: ELVA, TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, today announced that it completed and passed fire propagation testing on two of its high voltage battery systems, each with over 50kWh in capacity. The testing was done in accordance with the UL2580 standard and one test was completed at an independent lab and the second completed in-house. This testing involved forcing a single cell in the battery system to thermal runaway through directly heating a cell. The passing result was the fire remained contained and did not spread within or outside of the battery system. A “real world” comparison would be if there was a fire within the battery system at a single cell level, but did not propagate and lead to a further fire. From the Company’s understanding, in most cases, this type of scenario with competing battery suppliers would lead to large and well documented battery fires.

“These test results further exemplify the real-world benefit of Electrovaya’s lithium ion ceramic technology on providing much higher levels of battery safety. For most battery systems a test like this would have resulted in the entire battery system catching fire, which would be catastrophic to a vehicle or building where it was installed ” said Dr. Raj DasGupta, CEO at Electrovaya. “A battery fire is an extremely costly event, not just for manufacturers, but for the general public. Electrovaya’s technology has been proven to be a game-changer. ”

  Image of the Electrovaya high voltage battery before  (L) and after the fire propagation testing ®

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Electrovaya’s strong competitive advantage with regards to battery safety lends itself well to establishing and growing sales in safety sensitive applications including but not limited to material handling, data center energy storage, airport based battery applications and mining applications. The Company’s strategy remains focused on leveraging this competitive advantage in these verticals while still retaining industry leading profit margins.

For more information, please contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618

jroy@electrovaya.com

Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

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Forward-Looking Statements

This press release contains forward-looking statements relating to announcements regarding cell performance, fire propagation performance, ceramic separator technology, prevention of fires in commercial applications, projected performance, extrapolated performance, relative performance compared to competitors, safety performance, technology that mitigates fire risk, use in commercial vehicle applications, energy density, cell performance,  cost of ownership, life cycle cost, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “battery safety”, “believe”, “plan”, “objective”, “seed”, “growing” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to ceramic separator technology, battery safety, prevention of thermal runaway, safety incidents in competing battery technologies, sales in new verticals,  battery technologies and production roadmaps, are based on an assumption that the Company’s customers and users will deploy its products in accordance with communicated intentions, and the Company has investment capital to deploy. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company’s customers, including inflation and tightening credit availability due to systemic bank risk, economic conditions generally and their effect on consumer demand and capital availability, labour shortages, supply chain constraints, the potential effect of health based restrictions in Canada, the US and internationally on the Company’s ability to produce and deliver products, and on its customers’ and end users’ demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company’s supply chain and Company’s capability to deliver and develop its products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2023 under “Risk Factors”, and in the Company’s most recent annual Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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